SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G [redacted]
Phone: (604) 688-827[redacted] Fax: (6[redacted]

03045065

03 DEC -9 7:21

SUPPL

November 28, 2003

L1004-14/4

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-8362

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. New Release date November 28, 2003 and entitled "Synex International Announces Appointment of Additional Director" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Enclosure(s)

L1004.14.SECfiling

dlw 12/11

82-8362

NEWS RELEASE

TSE : SXI

November 28, 2003

SYNEX INTERNATIONAL ANNOUNCES
APPOINTMENT OF ADDITIONAL DIRECTOR

Synex International Inc. announces that its Board of Directors has appointed Daniel J. Russell as a Director. He is the President of CBB Canadian Babbitt Bearings Ltd and a large shareholder of Synex.

Greg Sunell, President
Synex International Inc.

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286